Exhibit 99.57

FOR IMMEDIATE RELEASE

Tuesday September 17, 2019

Millennial Esports Announces Proposed Name Change and Share Consolidation

TORONTO, CANADA (Tuesday, September 17, 2019) – — Millennial Esports Corp. (“Millennial” or the “Company,” TSX VENTURE: GAME, OTCQB: MLLLF) announces that shareholders will be asked at the Company’s upcoming annual and special shareholders meeting scheduled for October 9, 2019 (the “Meeting”) to approve a change of the name of the Company to “Torque Esports Corp.” (the “Name Change”). The Company is also proposing to consolidate its issued and outstanding common shares (the “Common Shares”) on the basis of one (1) post-consolidation common share for up to a maximum of five (5) pre-consolidation common shares or such other consolidation ratio that the board of directors of the Company deems appropriate provided that such ratio shall not be greater than one (1) post-consolidation common share for up to a maximum of five (5) pre-consolidation common shares (the “Consolidation”). Additional information relating to the proposed name change and consolidation is included in the management information circular of the Company dated September 6, 2019 (the “Information Circular”), which is available on the Company’s SEDAR profile at www.sedar.com.

The Company has mailed the Information Circular with respect to the Meeting. As part of that Meeting, shareholders of the Company will be asked to approve special resolutions to amend the articles of the Company with respect to the Name Change and the Consolidation.

Approval by the Company’s shareholders of the Consolidation resolution does not mean that a Consolidation will happen. Rather it affords the Company’s board of directors the right to implement one should they feel that it is in the best interest of the Company and of its shareholders. There are currently 11,732,949 Common Shares issued and outstanding. Should a full 5 for 1 Consolidation be approved by Shareholders and ultimately implemented by the Company’s board of directors, it is expected there will be approximately 2,346,589 post-consolidation Common Shares in the capital of the Company issued and outstanding. The board of directors believes that a Consolidation may be in the best interests of the shareholders of the Company as it could lead to increased interest by a wider audience of potential investors and could better position the Company to obtain financing and pursue acquisition opportunities.

The Consolidation and Name Change are both subject to shareholder and regulatory approval, including the approval of the TSX Venture Exchange.

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) recently restructured its business and leadership team. MEC now focuses exclusively on two areas – esports racing and esports data provision. With publishing, IP, content, and data expertise in its portfolio, combined with a new board and management team, MEC is ready to lead the rush to profitability in the esports industry.

MEC aims to revolutionise esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games (Lyon France) which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK).

Building on the leading position of Stream Hatchet (a Barcelona, Spain-based wholly-owned subsidiary) MEC provides robust esports data and management information to brands, sponsors, and industry leaders. This data allows the esports industry to use this data to monetize the huge number of eyeballs in the gaming and esports space.

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Media Contact

Gavin Davidson

Communications

Millennial Esports

gdavidson@millennialesports.com

705.446.6630

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains certain statements or disclosures relating to Millennial that are based on the expectations of Millennial as well as assumptions made by and information currently available to Millennial which may constitute forward-looking information under applicable securities laws. All such statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that Millennial anticipates or expects may, or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “potential”, “enable”, “plan”, “continue”, “contemplate”, “pro-forma”, or other comparable terminology. In particular, this press release makes reference to the proposed Consolidation and Name Change. Readers are cautioned that there is no assurance that the Consolidation and Name Change referenced herein will proceed. Certain conditions must be met before the Consolidation and Name Change are effected. Such conditions include the receipt of all necessary shareholder and regulatory approvals, including the approval of the TSX Venture Exchange. There is no assurance that the required shareholder and regulatory approvals will be received. If such approvals are not obtained, this could have an adverse effect on the Company. Many factors could cause the performance or achievement by Millennial to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include the failure to obtain the required approvals. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement. The Company is not under any duty to update any of the forward-looking statements after the date of this press release or to conform such statements to actual results or to changes in the Company’s expectations and the Company disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.